UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

Information contained in this report
The registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Condensed Consolidated Financial Statements as at and for the nine and three-month periods ended September 30, 2019 set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: November 4, 2019

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the nine-month period ended September 30, 2019 and 2018, and the related notes, attached hereto.
References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of September 30, 2019 and for the nine-month period ended September 30, 2019 and 2018 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.
The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2018 (our “2018 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 3 to our audited consolidated financial statements included in our 2018 Annual Report.
Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.
Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

•	our ability to implement and execute our strategic priorities successfully and to achieve the expected benefits from our existing and future transactions;

•	our targets and strategic initiatives in the various countries in which we operate;

•	our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;

•	our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;

•	our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

•	our expectations regarding our capital and operational expenditures in and after 2019;

•	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

•
our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 3G, 4G/LTE and 5G networks or other networks, broadband services and integrated products and services, such as fixed-mobile convergence;

•	our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;

•	our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;

•	our plans regarding marketing and distribution of our products and services, including customer loyalty programs;

•	our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

•	our expectations regarding management changes;

•
possible adverse consequences resulting from our agreements announced on February 18, 2016 with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”), as well as any litigation or additional investigations related to or resulting from the agreements; and

•	other statements regarding matters that are not historical facts.
These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include:

•
risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

•
in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and the taxation thereof, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

•
risks related to the impact of export controls on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers, particularly on the production and delivery of supplies, support services, software, and equipment that we source from these suppliers - for example, in April 2018, the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) issued an Export Administration Regulation (“EAR”) Denial Order to ZTE Corporation (“ZTE”) which prohibited, among other things, exports, re-exports and in-country transfers of goods, software and technology (collectively, “Items”) subject to the EAR to and from ZTE, each of which could have led to service degradation and disruptions in certain markets, and in May and August 2019, BIS added Huawei Technologies Company Ltd. and 114 of its affiliates (collectively, “Huawei”) to its “Entity List”, prohibiting companies globally from directly or indirectly exporting, re-exporting or in-country transferring all Items subject to the EAR to Huawei and procuring Items from Huawei when they have reason to know that the Items were originally procured by Huawei in violation of U.S. law;

•	risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, changes to our portfolio;

•
risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

•
risks that the adjudications by the various regulatory agencies or other parties with whom we are involved in legal challenges, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;

•
risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;

•
risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate and where laws are applicable to us including our ability to keep pace with technological change and evolving industry standards;

•
risks associated with developments in the investigations by, and the agreements with, the DOJ, SEC and OM and any additional investigations or litigation that may be initiated relating to or arising out of any of the foregoing, and the costs associated therewith;

•	risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;

•
risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;

•
risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;

•	risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and

•	other risks and uncertainties, including those set forth in Item 3—Key Information—D. Risk Factors in our 2018 Annual Report.
These factors and the other risk factors described in our 2018 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.
The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON provides more than 210 million customers with voice, fixed broadband, data and digital services. VEON currently offers services to customers in 10 countries: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Kyrgyzstan, Armenia and Georgia. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.
BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our unaudited interim condensed consolidated financial statements attached hereto have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2018.
REPORTABLE SEGMENTS
VEON Ltd. is the holding company for a number of operating subsidiaries and holding companies in various jurisdictions. We currently operate and manage VEON on a geographical basis. These segments are based on the different economic environments and varied stages of development across the geographical markets we serve, each of which requires different investment and marketing strategies. Our reportable segments currently consist of the following seven segments: Russia; Pakistan; Algeria; Bangladesh; Ukraine; Uzbekistan; and HQ (transactions related to management activities within the group in Amsterdam and London). “Others” represents our operations in Kazakhstan, Kyrgyzstan, Armenia, and Georgia as well as intercompany eliminations and costs relating to centrally managed operations monitored outside of VEON’s headquarters.
For further details please see Note 2 to our unaudited interim condensed consolidated financial statements attached hereto.
KEY DEVELOPMENTS DURING THE THIRD QUARTER OF 2019
MONITOR CERTIFIES VEON’S COMPLIANCE PROGRAM
On October 31, 2019, the Deferred Prosecution Agreement (“DPA”) that VEON entered into with the US Department of Justice on February 18, 2016 expired. This marks the conclusion of the compliance monitorship required by the DPA and VEON’s settlement with the US Securities and Exchange Commission and demonstrates that VEON successfully established robust and sustainable compliance and controls program. VEON’s commitment to ethics, compliance, and controls is unwavering and is reflected in our structures, procedures and daily ways of working.
PAKISTAN LICENSE RENEWAL
The ex-Warid license renewal was due in May 2019. Pursuant to directions from the Islamabad High Court, the Pakistan Telecommunication Authority (“PTA”) issued a license renewal decision on July 22, 2019 requiring payment of US$40 per MHz for 900 MHz spectrum and US$30 per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately US$450 (excluding applicable taxes of approximately 13%). On August 17, 2019, Jazz appealed the PTA’s order to the Islamabad High Court and is now awaiting a date to be scheduled for the hearing. On August 23, 2019, the Islamabad High Court suspended the PTA’s order pending the outcome of the appeal and subject to Jazz making payment in the form of security (under protest) pending resolution of the appeal as per the options given in the PTA’s order. In September 2019, Jazz deposited 50% of the disputed license renewal fee (approximately US$225) in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit.

NEW STRATEGY FRAMEWORK AND DIVIDEND POLICY
In September 2019, VEON announced a new Strategy Framework, supporting a new long-term vision to empower customer ambitions through guiding choices and connecting customers with resources that match their lifestyle and business needs. VEON also announced the formation of VEON Ventures, a new division tasked with identifying future assets with the potential to scale the Group’s existing products and services or offer adjacent revenue opportunities.

In order to support appropriate capital allocation, VEON announced a new dividend policy in September 2019 which will be introduced from financial year 2020, which targets paying at least 50% of prior year Equity Free Cash Flow after licenses in dividends to shareholders. Dividend payments will remain subject to a review by VEON's Board of Directors of medium-term investment opportunities and the Group's capital structure. The Group’s internal target is to keep Net Debt/EBITDA at around 2.0x (2.4x post IFRS 16).
MANDATORY TENDER OFFER FOR SHARES OF GTH
On August 13, 2019, VEON completed the purchase of 1,914,322,110 shares, representing approximately 40.55% of GTH’s issued shares, in connection with its Mandatory Tender Offer (“MTO”) which commenced on July 2, 2019. The total price for the purchase of such shares was EGP 9,725 million (approximately US$587), reflecting the offer price per share of EGP 5.08. Following the completion of the MTO and as a result of further purchases by GTH, as of September 30, 2019, VEON and GTH hold approximately 98.94% of GTH's total outstanding equity. The MTO was funded by a combination of cash on hand and utilization of undrawn credit facilities (refer to Note 7 for further details).
The transactions represent a purchase of non-controlling interests without a change of control. Consequently, the difference between the book value of non-controlling interests acquired and cash paid were recorded directly within ‘Other capital reserves’ in the Consolidated Statement of Equity.
RESTRUCTURING OF GTH
Following the successful completion of the MTO, VEON continued with the restructuring of GTH, which included the successful delisting of GTH's shares from the Egyptian Exchange and the approval of VEON’s offer to acquire substantially all of the operating assets of GTH, both of which occurred on September 9, 2019.
Following that approval, VEON completed the intragroup transfers of Jazz, Banglalink and Med Cable. The intragroup transfers for the remainder of GTH’s operating assets, including Djezzy and Mobilink are continuing. The operating assets of GTH had previously been, and will continue to be, fully consolidated within the balance sheet of the VEON Group, and as such, there is no material impact on these consolidated financial statements stemming from these asset transfers.
ISSUANCE OF USD 700 MILLION SENIOR NOTES
On 9 October 2019, VEON Holdings issued USD 700 million 4.00% senior unsecured notes due 2025 (the “Notes”). VEON Holdings has used the net proceeds of the Notes primarily to refinance drawings on the revolving credit facility used to fund the mandatory tender offer for GTH and for general corporate purposes.
IFRS 16 IMPACT
IFRS 16 replaced the IAS 17 Leases and became effective on January 1, 2019. The new lease standard requires assets leased by the Company to be recognized on the statement of financial position of the Company with a corresponding lease liability. The opening balance of the lease asset and lease liability amounted to US$1.9 billion with no material impact on opening equity (i.e. an equal increase in assets and liabilities). The amount was recorded in January 2019. As a rule, lease expenses are no longer recorded in the income statement from January 1, 2019. Instead, new depreciation and interest expenses are recorded stemming from the newly recognized lease assets and lease liabilities. In addition, leasing expenses are no longer presented as operating cash outflows in the statement of cash flows, but instead are included as part of the financing cash outflow. Interest expenses from the newly recognized lease liability are presented in the cash flow from operating activities.
The IFRS 16 impact in 2019 is presented throughout this document.

RESULTS OF OPERATIONS
FINANCIAL PERFORMANCE FOR NINE MONTHS ENDED SEPTEMBER 30, 2019

	Nine-month period
	2019	2018
(In millions of U.S. dollars, except per share amounts)
Service revenues	6,161	6,443
Sale of equipment and accessories	322	295
Other revenues / other income	125	99
Total operating revenues	6,608	6,837

Service costs	(1,154)	(1,292)
Cost of equipment and accessories	(323)	(283)
Selling, general and administrative expenses	(2,201)	(2,703)
Other operating gains / (losses)	350	—
Depreciation	(1,218)	(1,015)
Amortization	(299)	(380)
Impairment (loss) / reversal	(100)	(791)
Gain / (loss) on disposal of non-current assets	(28)	(47)
Gain / (loss) on disposal of subsidiaries	1	20

Operating profit	1,636	346

Finance costs	(670)	(633)
Finance income	44	43
Other non-operating gain / (loss)	14	(49)
Net foreign exchange gain / (loss)	(29)	(12)
Profit / (loss) before tax	995	(305)
Income tax expense	(360)	(345)
Profit / (loss) from continuing operations	635	(650)
Profit / (loss) after tax from discontinued operations	—	(300)
Gain / (loss) on disposal of discontinued operations	—	1,279
Profit / (loss) for the period	635	329
Attributable to:
The owners of the parent (continuing operations)	599	(378)
The owners of the parent (discontinued operations)	—	979
Non-controlling interest	36	(272)
	635	329

TOTAL OPERATING REVENUE

	Nine-month period ended September 30,
In millions of U.S. dollars	2019	2018
Russia	3,329	3,512
Pakistan	996	1,126
Algeria	577	609
Bangladesh	406	391
Ukraine	631	509
Uzbekistan	196	238
Others	473	452
Total operating revenue	6,608	6,837
Our consolidated total operating revenue decreased by 3% year-on-year, primarily due to a decrease of total operating revenue in Russia and Pakistan due to the devaluation of the Russian ruble and Pakistani Rupee.
ADJUSTED EBITDA

	Nine-month period ended September 30,
In millions of U.S. dollars	2019	2018
Russia	1,491	1,303
Pakistan	509	541
Algeria	262	271
Bangladesh	170	139
Ukraine	405	287
Uzbekistan	103	106
HQ	181	(224)
Others	159	136
Total Adjusted EBITDA	3,280	2,559
Our consolidated Adjusted EBITDA increased by 28% year-on-year, primarily due to the recognition of a one-off gain of US$350 million in our HQ segment, relating to a revised arrangement with Ericsson to upgrade core IT systems of VEON’s operating companies and US$255 million associated with the adoption of IFRS 16 as described in Notes 1, 2 and 14 to our interim condensed consolidated financial statements attached hereto.
OPERATING PROFIT
Our consolidated operating profit increased to US$1,636 million in the nine months ended September 30, 2019 compared to US$346 million in the nine months ended September 30, 2018, primarily due to the recognition of a one-off gain of US$350 million relating to a revised arrangement with Ericsson to upgrade core IT systems of VEON’s operating companies and low levels of impairment losses on year-on-year (US$100 vs US$791 in 2018 for the same period)

NON-OPERATING PROFITS AND LOSSES
Finance costs
Our finance costs increased to US$670 million during the nine-month period ended September 30, 2019 compared to US$633 million during the nine-month period ended September 30, 2018 mainly due to the higher fair value revaluation of the Warid put option liability (US$41 million) while the effect of the reduction in overall debt levels on finance costs was offset by adoption of IFRS 16.
Finance income
Year-on-year there were no material changes in our consolidated finance income.
Other non-operating (gains) / losses
During the nine-month period ended September 30, 2019 we recognized Other non operating gains of US$14 million compared to a loss of US$49 million during the nine-month period ended September 30, 2018. The improvement related primarily to non-recurring losses incurred during the third quarter of 2018 as a result of FX hedging undertaken in anticipation of the sale of Italy Joint Venture.
Net foreign exchange gain / (loss)
Year-on-year there were no material changes of net foreign exchange gain / (loss).
INCOME TAX EXPENSE
Our consolidated income tax expense increased by 4.3% to US$360 million in the nine months ended September 30, 2019 compared to US$345 million in the nine months ended September 30, 2018.
For more information regarding income tax expenses, please refer to Note 3 of our unaudited interim condensed consolidated financial statements attached hereto.
PROFIT / (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS
During the nine months ended September 30, 2018, we recorded a loss of US$300 million, which was attributable to the operations of the Italy Joint Venture. We exited the Italy Joint Venture in September 2018.
PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT FROM CONTINUING OPERATIONS
The year-on-year change of our profit / (loss) for the period attributable to the owners of the parent from continuing operations was mainly due to increased operating profit as discussed above.
PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO NON-CONTROLLING INTEREST
The year-on-year change of profit / (loss) for the period attributable to non-controlling interest was mainly driven by higher net profit recognized by GTH during the nine months ended September 30, 2019.

RESULT OF REPORTABLE SEGMENTS
RUSSIA
RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	3,329	3,512	-5%
Mobile service revenue	2,617	2,795	-6%
- of which mobile data	722	756	-5%
Fixed-line service revenue	396	433	-11%
Sales of equipment, accessories and other	316	284	11%
Adjusted EBITDA	1,491	1,303	15%
Adjusted EBITDA margin	44.8%	37.1%	7.7pp
RESULTS OF OPERATIONS IN RUB

	Nine months ended September 30,
In millions of RUB (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	216,491	215,643	0%
Mobile service revenue	170,246	171,362	-1%
- of which mobile data	46,692	46,304	1%
Fixed-line service revenue	25,734	26,505	-3%
Sales of equipment, accessories and other	20,511	17,776	15%
Adjusted EBITDA	96,993	79,823	22%
Adjusted EBITDA margin	44.8%	37.0%	7.8pp
SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2019	2018	2019-2018 change %
Mobile
Customers in millions	54.8	56.2	-3%
Mobile data customers in millions	36.4	37.3	-3%
ARPU in US$	5	5	-2%
ARPU in RUB	343.0	331.0	4%
TOTAL OPERATING REVENUE
Our total operating revenue in Russia decreased by 5% year-on-year, primarily due to the devaluation of the Russian ruble. In functional currency terms, total operating revenue increased by 0.4% year-on-year.
ADJUSTED EBITDA
Our Russia Adjusted EBITDA increased by 15% year-on-year to US$1,491 million, primarily due to the capitalization of lease costs upon adoption of IFRS 16 on January 1, 2019 and savings in structural operating expenses, including savings in commercial costs, lower spectrum costs and reversal of certain provisions, which was partially offset by the devaluation of the Russian ruble.

In functional currency terms, our Russia Adjusted EBITDA increased by 22%.
SELECTED PERFORMANCE INDICATORS
The number of mobile customers and the number of mobile data customers in Russia decreased year-on-year in each case driven by a reduction in sales through the alternative distribution channels following the expansion of Beeline monobrand stores.
Our mobile ARPU in Russia decreased by 2% year-on-year to US$5.0, mainly due to the devaluation of the Russian ruble. In functional currency terms, mobile ARPU in Russia increased by 4% year-on-year to RUB 343, mainly driven by increased ARPU of voice and data services.
PAKISTAN
RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	996	1,126	-12%
Mobile service revenue	926	1,048	-12%
- of which mobile data	273	223	23%
Sales of equipment, accessories and other	70	78	-11%
Adjusted EBITDA	509	541	-6%
Adjusted EBITDA margin	51.1%	48.0%	3.0pp
RESULTS OF OPERATIONS IN PKR

	Nine months ended September 30,
In millions of PKR (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	147,153	132,224	11%
Mobile service revenue	136,816	123,028	11%
- of which mobile data	40,423	26,310	54%
Sales of equipment, accessories and other	10,338	9,197	12%
Adjusted EBITDA	75,168	63,566	18%
Adjusted EBITDA margin	51.1%	48.1%	3.0pp
SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2019	2018	2019-2018 change %
Mobile
Customers in millions	59.2	56.1	6%
Mobile data customers in millions	38.3	33.3	15%
ARPU in US$	1.8	2.1	-16%
ARPU in PKR	262	249	5%

TOTAL OPERATING REVENUE
In the nine months ended September 30, 2019, our Pakistan total operating revenue decreased by 12% year-on-year to US$996 million as a result of the devaluation of the local currency. In functional currency terms, our Pakistan total operating revenue increased by 11% as a result of by good operational performance in data, value added and financial services revenue streams as well as higher usage by customers following the suspension of taxes collected from customers by mobile operators. The suspension was reversed on April 24, 2019 by the Supreme Court of Pakistan, negatively impacting performance during Q2 and Q3 of this year.
ADJUSTED EBITDA
Our Pakistan Adjusted EBITDA decreased by 6% year-on-year to US$509 million in the nine months ended September 30, 2019, primarily driven by the devaluation of the local currency. In functional currency terms, our Pakistan Adjusted EBITDA increased by 18% year-on-year due to a reduction in structural operating expenses and data mobile revenue growth.
SELECTED PERFORMANCE INDICATORS
As of September 30, 2019, we had 59.2million customers in Pakistan, representing an increase of 6% year-on-year driven by higher data customers on the back of the continued expansion of the data network. The number of mobile data customers increased by 15% year-on-year due to the factors discussed above for the number of customers.
In the nine months ended September 30, 2019, our mobile ARPU in Pakistan decreased by 16% year-on-year to US$1.8, driven by a devaluation of the local currency. In functional currency terms, mobile ARPU in Pakistan increased by 5% year-on-year to PKR 262, driven mainly by a one-off tax impact, an increase in usage and several price monetization initiatives.

ALGERIA
RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	577	609	-5%
Mobile service revenue	575	606	-5%
- of which mobile data	167	142	17%
Sales of equipment, accessories and other	2	4	-56%
Adjusted EBITDA	262	271	-3%
Adjusted EBITDA margin	45.4%	44.4%	1.0pp
RESULTS OF OPERATIONS IN DZD

	Nine months ended September 30,
In millions of DZD (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	68,769	70,655	-3%
Mobile service revenue	68,581	70,239	-2%
- of which mobile data	19,890	16,476	21%
Sales of equipment, accessories and other	189	416	-55%
Adjusted EBITDA	31,212	31,369	-1%
Adjusted EBITDA margin	45.4%	44.4%	1.0pp
SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2019	2018	2019-2018 change %
Mobile
Customers in millions	15.0	15.6	-4%
Mobile data customers in millions	9.4	9.0	5%
ARPU in US$	4.1	4.4	-6%
ARPU in DZD	493	508	-3%
TOTAL OPERATING REVENUE
Our Algeria total operating revenue decreased by 5% year-on-year, primarily due to decreased mobile ARPU as a result of price competition in both voice and data service and the devaluation of the local currency. Data revenue growth remained strong due to higher usage and an increase in data customers as a result of the rollout of the 4G/LTE network. In functional currency terms, total operating revenue in Algeria decreased by 3% year-on-year.
ADJUSTED EBITDA
Our Algeria Adjusted EBITDA decreased by 3% year-on-year, primarily due to the decrease in total revenues, as discussed above, coupled with an increase in technology and commercial costs offset by capitalization of leasing expenses upon the adoption of IFRS 16. In functional currency terms, our Algeria Adjusted EBITDA decreased by 1% year-on-year.

SELECTED PERFORMANCE INDICATORS
The customer base in our Algeria segment decreased by 4% year-on-year driven by a higher churn rate. Our mobile data customers in Algeria increased by 5% year-on-year mainly due to the acceleration of 4G/LTE network deployment and increased smartphone penetration.
In the nine months ended September 30, 2019, our mobile ARPU in Algeria decreased by 6% year-on-year to US$4.1, mainly due to continued price competition in both voice and data services and local currency devaluation. In functional currency terms, our mobile ARPU in Algeria decreased by 3% year-on-year.
BANGLADESH
RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	406	391	4%
Mobile service revenue	397	377	5%
- of which mobile data	81	63	29%
Sales of equipment, accessories and other	9	14	-37%
Adjusted EBITDA	170	139	22%
Adjusted EBITDA margin	41.8%	35.5%	6.4pp
RESULTS OF OPERATIONS IN BDT

	Nine months ended September 30,
In millions of BDT (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	34,185	32,688	5%
Mobile service revenue	33,448	31,525	6%
- of which mobile data	6,846	5,270	30%
Sales of equipment, accessories and other	737	1,163	-37%
Adjusted EBITDA	14,290	11,588	23%
Adjusted EBITDA margin	41.8%	35.5%	6.4pp
SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2019	2018	2019-2018 change %
Mobile
Customers in millions	33.1	32.3	2%
Mobile data customers in millions	21.6	19.7	10%
ARPU in US$	1.3	1.3	2%
ARPU in BDT	113	110	3%
TOTAL OPERATING REVENUE
Our Bangladesh total operating revenue increased by 4% year-on-year primarily due to an acceleration of service revenue growth following spectrum acquisition in Q1 2018 and enhanced network availability, along with the continued expansion of Banglalink’s distribution footprint. In functional currency terms, total operating revenue in Bangladesh increased by 5% year-on-year.

ADJUSTED EBITDA
Our Bangladesh Adjusted EBITDA increased by 22% year-on-year due to higher revenue and the impact of IFRS 16 adoption as of January 1, 2019. In functional currency terms, our Bangladesh Adjusted EBITDA increased by 23% year-on-year.
SELECTED PERFORMANCE INDICATORS
Customers in our Bangladesh segment increased by 2% year-on-year to 33.1 million. The increase was mainly due to improved distribution and network availability. The number of mobile data customers increased by 10% year-on-year due to increased efforts to attract new customers, successful targeting of voice-only customers and network expansion with the acquisition of additional spectrum and a 4G/LTE license in the first quarter of 2018.
Our mobile ARPU in Bangladesh increased by 2% year-on-year to US$1.3 mainly due to the increase of data ARPU. In functional currency terms, mobile ARPU in Bangladesh increased by 3% year-on-year to BDT 113.
UKRAINE
RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	630	509	24%
Mobile service revenue	589	473	24%
- of which mobile data	306	184	66%
Fixed-line service revenue	38	33	14%
Sales of equipment, accessories and other	4	2	50%
Adjusted EBITDA	405	287	41%
Adjusted EBITDA margin	64.3%	56.4%	7.9pp
RESULTS OF OPERATIONS IN UAH

	Nine months ended September 30,
In millions of UAH (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	16,577	13,710	21%
Mobile service revenue	15,486	12,750	22%
- of which mobile data	8,037	4,960	62%
Fixed-line service revenue	995	895	11%
Sales of equipment, accessories and other	96	65	47%
Adjusted EBITDA	10,652	7,736	38%
Adjusted EBITDA margin	64.3%	56.4%	7.8pp

SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2019	2018	2019-2018 change %
Mobile
Customers in millions	26.4	26.6	(1)%
Mobile data customers in millions	16.3	14.5	12%
ARPU in US$	2.5	2.0	26%
ARPU in UAH	65	53	23%
TOTAL OPERATING REVENUE
Our Ukraine total operating revenue increased by 24% year-on-year to US$630 million in the nine months ended September 30, 2019. The increase was primarily due to our marketing activities and strong growth in data consumption.
In functional currency terms, our Ukraine total operating revenue increased by 21% year-on-year.
ADJUSTED EBITDA
Our Ukraine Adjusted EBITDA increased by 41% year-on-year to US$405 million in the nine months ended September 30, 2019, primarily due to higher revenues, as discussed above, and lower service costs and capitalization of leasing costs upon the adoption of IFRS 16. In functional currency terms, our Ukraine Adjusted EBITDA increased by 38% year-on-year.
SELECTED PERFORMANCE INDICATORS
As of September 30, 2019, we had 26.4 million mobile customers in Ukraine, representing a decrease of 1% year-on-year. The decrease was a result of demographic trends in Ukraine and the reduction in multi SIM users. The number of our mobile data customers in Ukraine increased by 12% year-on-year, mainly due to an increased 4G/ LTE user penetration.
In the nine months ended September 30, 2019, our mobile ARPU in Ukraine increased by 26% year-on-year to US$2.5 due to data usage growth. In functional currency terms, mobile ARPU in Ukraine increased by 23% to UAH 65.

UZBEKISTAN
RESULTS OF OPERATIONS IN US$

	Nine months ended September 30,
In millions of U.S. dollars (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	197	238	-17%
Mobile service revenue	195	236	-17%
- of which mobile data	88	78	13%
Fixed-line service revenue	1	2	-31%
Sales of equipment, accessories and other	—	—	29%
Adjusted EBITDA	103	106	-3%
Adjusted EBITDA margin	52.2%	44.4%	7.8pp
RESULTS OF OPERATIONS IN UZS

	Nine months ended September 30,
In billions of UZS (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	1,696	1,903	-11%
Mobile service revenue	1,683	1,887	-11%
- of which mobile data	762	625	22%
Fixed-line service revenue	10	14	-26%
Sales of equipment, accessories and other	3	2	42%
Adjusted EBITDA	887	844	5%
Adjusted EBITDA margin	52.3%	44.3%	7.9pp
SELECTED PERFORMANCE INDICATORS

	Nine months ended September 30,
	2019	2018	2019-2018 change %
Mobile
Customers in millions	8.4	9.1	-8%
ARPU in US$	2.4	2.8	-12%
ARPU in UZS	21,033	22,188	-5%
Mobile data customers in millions	5.3	5.2	2%
TOTAL OPERATING REVENUE
Our Uzbekistan total operating revenue decreased by 17% year-on-year to US$197 million as a result of the negative impact from the reduction in mobile termination rates and the introduction of the 15% excise tax. In functional currency terms, our Uzbekistan total operating revenue decreased by 11% year-on-year.
ADJUSTED EBITDA
Our Uzbekistan Adjusted EBITDA decreased by 3% year-on-year to US$103 million in the nine months ended September 30, 2019, primarily due to the devaluation of the local currency. In functional currency terms, in the nine months ended September 30, 2019, our Uzbekistan Adjusted EBITDA increased by 5% year-on-year as a result of IFRS 16 adoption and lower structural operating expenses.

SELECTED PERFORMANCE INDICATORS
As of September 30, 2019, we had 8.4 million mobile customers in our Uzbekistan segment representing a decrease of 8% year-on-year. The decrease was the result of our strategic focus on high value customers. As of September 30, 2019, the number of our mobile data customers in Uzbekistan increased by 2% year-on-year to 5.3million, primarily due to a strengthening of the data network which resulted in increased usage of smartphones and bundled offerings.
In the nine months ended September 30, 2019, our mobile ARPU in Uzbekistan was US$2.4, representing a decrease of 12% year-on-year due to decreased voice ARPU partially offset by increased data ARPU. In functional currency terms, mobile ARPU in Uzbekistan decreased by 5% year-on-year.
HQ
Our HQ Adjusted EBITDA was US$181 million for the nine months ended September 30, 2019, compared to negative US$224 million for the nine months ended September 30, 2018, primarily attributable to a gain of US$350 million relating to a revised arrangement with Ericsson to upgrade core IT systems of VEON’s operating companies and lower operating expenses in HQ units driven by lower FTE and consulting costs when compared with last year. For further details on the revised arrangement with Ericsson refer to Note 4 of the interim condensed consolidated financial statements attached hereto.

LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL
Working capital is defined as current assets less current liabilities.
As of September 30, 2019, we had negative working capital of US$3,271 million, compared to negative working capital of US$1,303 million as of December 31, 2018. The change was primarily due to increased financial liabilities upon adoption of IFRS 16, and reclassifications of bank loans, bonds and the Warid put option from long term to short term financial liabilities that were partially offset by increased trade and other receivables primarily relating to a gain of US$350 million as also discussed above.
Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short term and foreseeable long-term cash requirements.
CONSOLIDATED CASH FLOW SUMMARY
OPERATING ACTIVITIES
During the nine months ended September 30, 2019, net cash flows from operating activities increased to US$2,285 million from US$1,880 million during the nine months ended September 30, 2018. The increase was mainly due to lower interest paid during Q3 2019 compared to Q3 2018 and payment received from the revised arrangement with Ericsson.
INVESTING ACTIVITIES
During the nine months ended September 30, 2019, our total payments for the purchase of property, equipment and intangible assets amounted to US$1,197 million compared to US$1,504 million during the nine months ended September 30, 2018. The decrease was primarily connected to different phasing in acquisitions of network equipment.
During the nine months ended September 30, 2019, we paid US$668 million and we received US$987 million during the nine months ended September 30, 2018, both primarily relating to amounts pledged as collateral for the Mandatory Tender Offer (“MTO”) with respect to the acquisition of the non-controlling interest of GTH.
Acquisitions and Dispositions
For information regarding our acquisitions and dispositions, see Notes 5 and 6 to our unaudited interim condensed consolidated financial statements attached hereto.
FINANCING ACTIVITIES
During the nine months ended September 30, 2019, net cash outflow for financing activities was US$1,468 million compared to net cash outflow of US$2,454 million during the nine months ended September 30, 2018. The change in net cash flows from financing activities was mainly driven by a lower net repayment of borrowings during the nine months ended September 30, 2019.
During the nine months ended September 30, 2019, we repaid US$1,852 million under various debt facilities including intra-period repayments of facilities drawn as part of short-term liquidity management as well as scheduled debt maturities. The most notable maturities were the VEON Holdings B.V. bonds that had a notional amount of US$571 million and the Banglalink bonds that had a notional amount of US$300 million. Over the same period we raised US

$1,910 million net of fees paid for borrowings, which, apart from the above-mentioned intra-period drawings and repayments, related mostly to short-term drawings under the VEON Holdings B.V. Revolving Credit Facility, the Syndicated Term Facility utilized by Banglalink to refinance maturing bonds and the utilization of both existing and new credit facilities in Pakistan.
During the nine months ended September 30, 2019, we paid US$604 million to acquire the non-controlling interest of GTH. For further details please refer to Note 4 of the interim condensed consolidated financial statements attached hereto.

BORROWINGS
As of September 30, 2019, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$7,548 million, compared to US$7,298 million as of December 31, 2018. As of September 30, 2019, our debt includes overdrawn bank accounts related to a cash-pooling program of US$119 million (December 31, 2018: US$17 million).
As of September 30, 2019, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date
VEON Holdings B.V.	Loan from Sberbank	10.0000%	RUB	95,000	1,474	19.05.2022
VEON Holdings B.V.	Loan from Alfa Bank	8.8000%	RUB	17,500	272	30.08.2022
VEON Holdings B.V.	Loan from VTB	8.7500%	RUB	30,000	466	30.08.2022
VEON Holdings B.V.	Notes	3.9500%	USD	600	600	16.06.2021
VEON Holdings B.V.	Notes	7.5043%	USD	417	417	01.03.2022
VEON Holdings B.V.	Notes	5.9500%	USD	529	529	13.02.2023
VEON Holdings B.V.	Notes	4.9500%	USD	533	533	17.06.2024
VEON Holdings B.V.	RCF utilization	4.0470%	USD	310	310	04.10.2019
VEON Holdings B.V.	RCF utilization	3.9601%	USD	300	300	04.10.2019
VEON Holdings B.V.	Cash-pool overdrawn accounts*				66
TOTAL VEON Holdings B.V.					4,967

GTH Finance B.V.	Notes	6.2500%	USD	500	500	26.04.2020
GTH Finance B.V.	Notes	7.2500%	USD	700	700	26.04.2023
TOTAL GTH Finance B.V.					1,200

PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	USD	262	262	02.02.2021
PJSC VimpelCom	Other				17
TOTAL PJSC VimpelCom					279

Pakistan Mobile Communications Limited	Sukuk Certificates	3 months KIBOR + 0.88%	PKR	575	4	20.12.2019
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.90%	PKR	2,000	13	23.12.2020
Pakistan Mobile Communications Limited	Loan from ING Bank N.V.	6 months LIBOR + 1.9%	USD	106	106	31.12.2020
Pakistan Mobile Communications Limited	Loan from MCB Bank Limited	6 months KIBOR + 0.8%	PKR	8,000	51	23.12.2020
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.35%	PKR	10,000	64	29.06.2022
Pakistan Mobile Communications Limited	Syndicated credit facility	6 months KIBOR	PKR	4,364	28	31.12.2023
Pakistan Mobile Communications Limited	Syndicated credit facility	6 months KIBOR	PKR	2,892	18	31.12.2023

Pakistan Mobile Communications Limited	Syndicated credit facility	6 months KIBOR + 0.35%	PKR	25,675	164	29.06.2022
Pakistan Mobile Communications Limited	Syndicated credit facility	6 months KIBOR + 0.75%	PKR	15,885	101	02.09.2026
Pakistan Mobile Communications Limited	Bilateral term facility	6 months KIBOR + 0.75%	PKR	2,963	19	02.09.2026
Pakistan Mobile Communications Limited	Other				26
TOTAL Pakistan Mobile Communications Limited					594

Banglalink Digital Communications Ltd.	Syndicated credit facility	3 months LIBOR + 2%	USD	300	300	25.4.2020
Banglalink Digital Communications Ltd.	Syndicated credit facility	Average bank deposit rate + 4.25%	BDT	8,374	99	24.12.2022
Banglalink Digital Communications Ltd.	Syndicated credit facility	Average bank deposit rate + 3.0%	BDT	2,093	25	24.12.2020
TOTAL Banglalink Digital Communications Ltd.					424

Optimum Telecom Algérie S.p.A.	Syndicated credit facility	Bank of Algeria Re-Discount Rate + 2.0% (floor 5.5%)	DZD	3,750	31	30.12.2019
TOTAL Optimum Telecom Algérie S.p.A.					31

Other entities	Cash-pool overdrawn accounts*				53
Total VEON consolidated					7,548
* As of September 30, 2019, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by US$119 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt.
For additional information on our outstanding indebtedness, please refer to Note 7 of our unaudited interim condensed consolidated financial statements attached hereto.
FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
During the nine months ended September 30, 2019, our capital expenditures excluding licenses and excluding right-of-use assets were US$1,163 million compared to US$1,068 million in the nine months ended September 30, 2018. The increase in capital expenditures excluding licenses and excluding right-of-use assets was primarily due to continued investments in network development in Russia.
We expect that our capital expenditures excluding licenses and excluding right-of-use assets in 2019 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia, Algeria, Bangladesh, Pakistan and Ukraine. We expect that these expenditures will continue to be significant throughout the remainder of 2019.

Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	Cash we currently hold;

•	Operating cash flows;

•	Borrowings under bank financings, including credit lines currently available to us;

•	Syndicated loan facilities; and

•	Issuances of debt securities on local and international capital markets.
As of September 30, 2019, we had an undrawn amount of US$1,343 million under existing credit facilities.
Management expects that positive cash flows from our current operations will continue to provide us with internal sources of funds. The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.
As of September 30, 2019, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine and Uzbekistan are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.
As of September 30, 2019, we held approximately 48% of our readily available cash and bank deposits in U.S. dollars in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and other currencies and we enter into foreign currency derivatives to manage this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.
For more information on risks associated with currency exchange rates, see the section of our 2018 Annual Report entitled “Item 3—Key Information—D. Risk Factors— Market Risks —We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.”
In accordance with our policies, we do not enter into any treasury transactions of a speculative nature.
As of September 30, 2019, the interest rate risk on the financing of our group was limited as 82% of our group’s total debt was fixed rate debt.

Unaudited interim condensed
consolidated financial statements

VEON Ltd.

As of and for the nine and three-month periods
ended September 30, 2019

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the nine and three-month periods ended September 30

		Nine-month period		Three-month period
(In millions of U.S. dollars, except per share amounts)	Note	2019	2018	2019	2018

Service revenues		6,161	6,443	2,076	2,151
Sale of equipment and accessories		322	295	121	134
Other revenues / other income		125	99	27	32
Total operating revenues	2	6,608	6,837	2,224	2,317

Service costs		(1,154)	(1,292)	(397)	(419)
Cost of equipment and accessories		(323)	(283)	(117)	(128)
Selling, general and administrative expenses		(2,201)	(2,703)	(723)	(922)
Other operating gains / (losses)	4	350	—	—	—
Depreciation		(1,218)	(1,015)	(406)	(324)
Amortization		(299)	(380)	(94)	(124)
Impairment (loss) / reversal		(100)	(791)	(90)	(781)
Gain / (loss) on disposal of non-current assets		(28)	(47)	(13)	(10)
Gain / (loss) on disposal of subsidiaries		1	20	—	—

Operating profit		1,636	346	384	(391)

Finance costs		(670)	(633)	(249)	(210)
Finance income		44	43	16	12
Other non-operating gain / (loss)		14	(49)	—	(24)
Net foreign exchange gain / (loss)		(29)	(12)	(20)	(13)
Profit / (loss) before tax		995	(305)	131	(626)
Income tax expense	3	(360)	(345)	(100)	(92)
Profit / (loss) from continuing operations		635	(650)	31	(718)
Profit / (loss) after tax from discontinued operations		—	(300)	—	—
Gain / (loss) on disposal of discontinued operations		—	1,279	—	1,279
Profit / (loss) for the period		635	329	31	561

Attributable to:
The owners of the parent (continuing operations)		599	(378)	35	(424)
The owners of the parent (discontinued operations)		—	979	—	1,279
Non-controlling interest		36	(272)	(4)	(294)
		635	329	31	561
Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent:
from continuing operations		$0.34	($0.22)	$0.02	($0.24)
from discontinued operations		$0.00	$0.56	$0.00	$0.73
		$0.34	$0.34	$0.02	$0.49

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the nine and three-month periods ended September 30

		Nine-month period		Three-month period
(In millions of U.S. dollars)	Note	2019	2018	2019	2018

Profit / (loss)		635	329	31	561

Items that may be reclassified to profit or loss
Net movement on cash flow hedges		—	(2)	—	—
Share of other comprehensive income / (loss) of Italy Joint Venture		—	(18)	—	—
Foreign currency translation		(9)	(563)	(31)	(216)
Other		10	—	10	—

Items reclassified to profit or loss
Reclassification of accumulated foreign currency translation reserve to profit or loss		—	(79)	—	(79)
Reclassification of accumulated share of other comprehensive income / (loss) of Italy Joint Venture to profit and loss		—	31	—	31

Other comprehensive income / (loss), net of tax		1	(631)	(21)	(264)
Total comprehensive income / (loss), net of tax		636	(302)	10	297

Attributable to:
The owners of the parent		668	71	29	605
Non-controlling interests		(32)	(373)	(19)	(308)
		636	(302)	10	297

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of

(In millions of U.S. dollars)	Note	September 30, 2019	December 31, 2018
Assets
Non-current assets
Property and equipment	5	7,001	4,932
Intangible assets	6	1,730	1,854
Goodwill	6	3,850	3,816
Deferred tax assets		135	197
Other assets		394	193
Total non-current assets		13,110	10,992

Current assets
Inventories		167	141
Trade and other receivables		621	577
Financial assets	7	70	88
Current income tax assets		40	112
Other assets		320	367
Assets held for sale		18	17
Cash and cash equivalents	8	1,317	1,808
Total current assets		2,553	3,110

Total assets		15,663	14,102

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		1,239	3,670
Non-controlling interests		934	(891)
Total equity		2,173	2,779

Non-current liabilities
Financial liabilities	7	7,361	6,567
Provisions		119	110
Deferred tax liabilities		144	180
Other liabilities		42	53
Total non-current liabilities		7,666	6,910

Current liabilities
Trade and other payables		1,371	1,432
Financial liabilities	7	2,889	1,289
Provisions		155	234
Current income tax payables		118	196
Other liabilities		1,286	1,258
Liabilities held for sale		5	4
Total current liabilities		5,824	4,413

Total equity and liabilities		15,663	14,102
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine-month period ended September 30, 2019

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
As of December 31, 2018		1,749,127,404	2	12,753	743	(1,412)	(8,416)	3,670	(891)	2,779
Adjustments arising due to IFRS 16	14	—	—	—	—	(3)	—	(3)	(1)	(4)
As of January 1, 2019		1,749,127,404	2	12,753	743	(1,415)	(8,416)	3,667	(892)	2,775
Profit / (loss) for the period		—	—	—	—	599	—	599	36	635
Other comprehensive income / (loss)					9	1	59	69	(68)	1
Total comprehensive income / (loss)		—	—	—	9	600	59	668	(32)	636
Dividends declared	10	—	—	—	—	(525)	—	(525)	(108)	(633)
Changes in ownership interest in a subsidiary that do not result in a loss of control		—	—	—	(2,563)	—	—	(2,563)	1,965	(598)
Other		—	—	—	2	(9)	(1)	(8)	1	(7)
As of September 30, 2019		1,749,127,404	2	12,753	(1,809)	(1,349)	(8,358)	1,239	934	2,173
for the nine-month period ended September 30, 2018

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
As of December 31, 2017		1,749,127,404	2	12,753	729	(1,486)	(7,667)	4,331	(441)	3,890
Adjustments arising due to IFRS 9 and IFRS 15		—	—	—	—	46	—	46	11	57
As of January 1, 2018		1,749,127,404	2	12,753	729	(1,440)	(7,667)	4,377	(430)	3,947
Profit / (loss) for the period		—	—	—	—	601	—	601	(272)	329
Other comprehensive income / (loss)		—	—	—	10	(1)	(539)	(530)	(101)	(631)
Total comprehensive income / (loss)		—	—	—	10	600	(539)	71	(373)	(302)
Dividends declared		—	—	—	—	(509)	—	(509)	(93)	(602)
Other		—	—	—	3	(16)	(11)	(24)	11	(13)
As of September 30, 2018		1,749,127,404	2	12,753	742	(1,365)	(8,217)	3,915	(885)	3,030

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	5

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three-month period September 30, 2019

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
As of June 30, 2019		1,749,127,404	2	12,753	744	(1,157)	(8,342)	4,000	(1,010)	2,990
Profit / (loss) for the period		—	—	—	—	35	—	35	(4)	31
Other comprehensive income / (loss)		—	—	—	9	—	(15)	(6)	(15)	(21)
Total comprehensive income / (loss)		—	—	—	9	35	(15)	29	(19)	10
Dividends declared	10	—	—	—	—	(228)	—	(228)	—	(228)
Changes in ownership interest in a subsidiary that do not result in a loss of control		—	—	—	(2,563)	—	—	(2,563)	1,965	(598)
Other		—	—	—	1	1	(1)	1	(2)	(1)
As of September 30, 2019		1,749,127,404	2	12,753	(1,809)	(1,349)	(8,358)	1,239	934	2,173
for the three-month period September 30, 2018

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
As of June 30, 2018		1,749,127,404	2	12,753	714	(2,012)	(7,935)	3,522	(576)	2,946
Profit / (loss) for the period		—	—	—	—	855	—	855	(294)	561
Other comprehensive income / (loss)		—	—	—	28	2	(280)	(250)	(14)	(264)
Total comprehensive income / (loss)		—	—	—	28	857	(280)	605	(308)	297
Dividends declared		—	—	—	—	(210)	—	(210)	(1)	(211)
Other		—	—	—	—	—	(2)	(2)	—	(2)
As of September 30, 2018		1,749,127,404	2	12,753	742	(1,365)	(8,217)	3,915	(885)	3,030

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	6

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine-month period ended September 30

(In millions of U.S. dollars)	Note	2019	2018

Operating activities
Profit / (loss) before tax from continuing operations		995	(305)
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		1,617	2,186
Gain / (loss) on disposal of non-current assets		28	47
Gain / (loss) on disposal of subsidiaries		(1)	(20)
Finance costs		670	633
Finance income		(44)	(43)
Other non-operating losses		(14)	49
Net foreign exchange gain		29	12

Changes in trade and other receivables and prepayments		(181)	123
Changes in inventories		(19)	(125)
Changes in trade and other payables		(6)	168
Changes in provisions, pensions and other		51	(5)

Interest paid		(517)	(559)
Interest received		49	43
Income tax paid		(372)	(324)
Net cash flows from operating activities		2,285	1,880

Investing activities
Purchase of property, plant and equipment and intangible assets		(1,197)	(1,504)
Payments on deposits		(913)	(30)
Receipts from deposits		693	1,072
Proceed from sale of Italy joint venture		—	2,830
Receipts from / (investment in) financial assets		4	50
Other proceeds from investing activities, net		26	14
Net cash flows from / (used in) investing activities		(1,387)	2,432

Financing activities
Proceeds from borrowings, net of fees paid *	7	1,910	837
Repayment of borrowings		(1,852)	(2,712)
Repayment of lease liabilities (principal element of lease payments)		(268)	—
Acquisition of non-controlling interest		(604)	—
Dividends paid to owners of the parent		(520)	(487)
Dividends paid to non-controlling interests		(134)	(92)
Net cash flows from / (used in) financing activities		(1,468)	(2,454)

Net (decrease) / increase in cash and cash equivalents		(570)	1,858
Net foreign exchange difference		(23)	(65)
Cash and cash equivalents at beginning of period		1,791	1,315
Cash and cash equivalents at end of period, net of overdrafts **	8	1,198	3,108

*	Fees paid for borrowings were US$19 (2018: US$6).

**	Overdrawn amount was US$119 (2018: US$ 262)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	7

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

1    GENERAL INFORMATION
VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.
The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.
VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).

Major developments during the nine-month period ended September 30, 2019
On January 1, 2019, the Company adopted a new accounting standard – IFRS 16 Leases – using the modified retrospective approach. This means that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2019 and comparatives were not restated. For further details please refer to Note 14.
In February 2019, the Company announced a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years. The parties have signed binding terms to vary the existing agreements and as a result, VEON received US$350 during the first half of 2019. For further details please refer to Note 4.
On August 13, 2019, VEON completed the purchase of 1,914,322,110 shares, representing approximately 40.55% of issued shares of Global Telecom Holding S.A.E. ("GTH"). For further details please refer to Note 4.

2    SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately due to different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets or liabilities by reportable segments.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“Capital expenditures exc. licenses & ROU”).
As of January 1, 2019, the Company adopted the new accounting standard IFRS 16 Leases. Accordingly, operating lease expenses are no longer recorded in the income statement but are instead considered in recording a lease liability in the statement of financial position. The Company applied a modified retrospective approach, which means that prior period comparatives were not restated. Refer to Note 14 for more details. As a result, Adjusted EBITDA in 2019 is not comparable to Adjusted EBITDA 2018. The impact on Adjusted EBITDA 2019 stemming from IFRS 16 is set out in the table below.
Financial information by reportable segment for the nine and three-month periods ended September 30, is presented in the following tables.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	8

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Nine-month period ended September 30
	External						Of which:
	customers		Inter-segment		Total revenue		Mobile		Fixed
Revenue	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Russia	3,312	3,495	17	17	3,329	3,512	2,931	3,077	398	435
Pakistan	969	1,119	27	7	996	1,126	996	1,126	—	0
Algeria	576	607	1	2	577	609	577	609	—	0
Bangladesh	406	391	—	0	406	391	406	391	—	0
Ukraine	608	492	23	17	631	509	591	476	40	33
Uzbekistan	196	238	—	—	196	238	196	236	—	2
All others	541	495	(68)	(43)	473	452	368	381	105	71
Total segments	6,608	6,837	—	—	6,608	6,837	6,065	6,296	543	541

	Three-month period ended September 30
	External						Of which:
	customers		Inter-segment		Total revenue		Mobile		Fixed
Revenue	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Russia	1,152	1,165	5	7	1,157	1,172	1,020	1,038	137	134
Pakistan	279	390	7	5	286	395	286	395	—	—
Algeria	197	207	—	—	197	207	197	207	—	—
Bangladesh	135	131	—	—	135	131	135	131	—	—
Ukraine	225	174	6	6	231	180	218	170	13	10
Uzbekistan	66	83	—	—	66	83	66	82	—	1
All others	170	167	(18)	(18)	152	149	123	122	29	27
Total segments	2,224	2,317	—	—	2,224	2,317	2,045	2,145	179	172

	Nine-month period ended September 30				Three-month period ended September 30
	Adjusted EBITDA		Capital expenditures exc. licenses & ROU		Adjusted EBITDA		Capital expenditures exc. licenses & ROU
Other disclosures	2019	2018 *	2019	2018	2019	2018 *	2019	2018
Russia	1,491	1,303	631	561	525	419	169	188
Pakistan	509	541	150	156	140	192	32	33
Algeria	262	271	69	58	89	93	21	16
Bangladesh	170	139	62	85	55	48	25	9
Ukraine	405	287	114	88	149	103	47	27
Uzbekistan	103	106	42	35	36	38	3	9
HQ	181	(224)	2	9	(55)	(92)	1	2
Other	159	136	93	76	48	47	27	27
Total segments	3,280	2,559	1,163	1,068	987	848	325	311
* Impact from IFRS 16 is not included in the 2018 comparative numbers following a modified retrospective approach.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	9

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

The following table provides the reconciliation of consolidated Adjusted EBITDA to Profit / (loss) before tax for the nine and three-month periods ended September 30:

	Nine-month period		Three-month period
	2019	2018	2019	2018
Total Segments Adjusted EBITDA	3,280	2,559	987	848
Depreciation	(1,218)	(1,015)	(406)	(324)
Amortization	(299)	(380)	(94)	(124)
Impairment (loss) / reversal	(100)	(791)	(90)	(781)
Gain / (loss) on disposal of non-current assets	(28)	(47)	(13)	(10)
Gain / (loss) on disposal of subsidiaries	1	20	—	—
Finance costs	(670)	(633)	(249)	(210)
Finance income	44	43	16	12
Other non-operating gain / (loss)	14	(49)	—	(24)
Net foreign exchange gain / (loss)	(29)	(12)	(20)	(13)
Profit / (loss) before tax	995	(305)	131	(626)
The following table provides the details that the adoption of IFRS 16 had on Adjusted EBITDA for the nine and three-month periods ended September 30 for each operating segment:

	Nine-month period			Three-month period
	Adjusted EBITDA pre-IFRS 16	Impact of IFRS 16	Adjusted EBITDA post-IFRS 16	Adjusted EBITDA pre-IFRS 16	Impact of IFRS 16	Adjusted EBITDA post-IFRS 16
Russia	1,238	253	1,491	439	86	525
Pakistan	475	34	509	129	11	140
Algeria	237	25	262	81	8	89
Bangladesh	140	30	170	45	10	55
Ukraine	388	17	405	143	6	149
Uzbekistan	99	4	103	35	1	36
HQ	181	—	181	(55)	—	(55)
Other	139	20	159	41	7	48
Total segments	2,897	383	3,280	858	129	987
3    INCOME TAXES
Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or receivable in respect of previous years.
Income tax expense consisted of the following for the nine and three-month periods ended September 30:

	Nine-month period		Three-month period
	2019	2018	2019	2018
Current income taxes	356	423	105	124
Deferred income taxes	4	(78)	(5)	(32)
Income tax expense	360	345	100	92
Effective tax rate	36.2%	(113.1)%	76.3%	(14.7)%

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	10

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the nine and three-month periods ending September 30, 2019 (36.2% and 76.3%, respectively) was primarily driven by a number of non-deductible expenses in various countries recorded in our consolidated income statement, impairment charge for Kyrgyzstan and withholding taxes paid on dividends received from the operating countries. The same drivers contributed to the deviation between the effective tax rate in the nine and three-month periods ending September 30, 2018 (-113.1% and -14.7%, respectively).

4    SIGNIFICANT TRANSACTIONS
Mandatory tender offer for shares of GTH
On August 13, 2019, VEON completed the purchase of 1,914,322,110 shares, representing approximately 40.55% of GTH’s issued shares, in connection with its Mandatory Tender Offer (“MTO”) which commenced on July 2, 2019. The total price for the purchase of such shares was EGP 9,725 million (approximately US$587), reflecting the offer price per share of EGP 5.08. Following the completion of the MTO and as a result of further purchases by GTH, as of September 30, 2019, VEON and GTH hold approximately 98.94% of GTH's total outstanding equity. The MTO was funded by a combination of cash on hand and utilization of undrawn credit facilities (refer to Note 7 for further details).
The transactions represent a purchase of non-controlling interests without a change of control. Consequently, the difference between the book value of non-controlling interests acquired and cash paid were recorded directly within ‘Other capital reserves’ in the Consolidated Statement of Equity.
Restructuring of GTH
Following the successful completion of the MTO, VEON continued with the restructuring of GTH, which included successful delisting of GTH's shares from the Egyptian Exchange and the approval by GTH shareholders of VEON’s offer to acquire substantially all of the operating assets of GTH, both of which occurred on September 9, 2019.
Following that approval, VEON completed the intragroup transfers of Jazz, Banglalink and Med Cable. The intragroup transfer for Djezzy and Mobilink Bank are continuing. The operating assets of GTH had previously been, and will continue to be, fully consolidated within the balance sheet of the VEON Group, and as such, there is no material impact on these consolidated financial statements stemming from these asset transfers.
Settlement of GTH Taxes
On June 26, 2019, GTH reached agreement with the Egyptian Tax Authority ("ETA") to settle all outstanding tax liabilities of GTH and its Egyptian subsidiaries for a total amount of US$136 (the "GTH Tax Settlement"). The GTH Tax Settlement is in respect of tax liabilities of GTH and its Egyptian subsidiaries for the tax years 2000 through 2018. Effective June 26, 2019, following the first settlement payment of US$54 by GTH to the ETA, GTH is released in relation to tax years from 2006 through 2007 and 2010 through 2018. Effective 9 September 2019, following the second settlement payment of US$82, GTH has resolved all outstanding tax liabilities in Egypt for the tax years 2000 through 2018.
Revised technology infrastructure partnership with Ericsson
On February 25, 2019, the Company announced a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years and to release Ericsson from the development and delivery of the Full Stack Revenue Manager Solution. This revised arrangement enables VEON to continue upgrading IT infrastructure with new digital business support systems (DBSS) using existing software from Ericsson which is already deployed in certain operating companies within VEON. The parties signed binding terms to vary the existing agreements and as a result VEON received US$350 during the first half of 2019. The settlement amount was recorded in the income statement within ‘Other operating gains’.
Termination of joint operation in Kazakhstan
In April 2019, the Group received a settlement amount of US$38 from Kcell Joint Stock Company (“Kcell”), related to the termination of the network sharing agreement between Kcell and our subsidiary in Kazakhstan.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	11

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

5    PROPERTY AND EQUIPMENT
The movement in property and equipment for the nine and three-month periods ended September 30 included the following:

	Nine-month period		Three-month period
	2019	2018	2019	2018
Right-of-use assets upon adoption of IFRS 16 (Note 14)	2,023	—	—	—
Cost of acquired right-of-use assets	199	—	46	—
Cost of other acquired assets (excluding right-of-use assets)	1,036	947	290	301
Net book value of assets disposed	53	56	24	13
Right-of-use assets arising from lease contracts primarily relate to land for network sites, network infrastructure and equipment and buildings. During the third quarter of 2019, an impairment loss of US$33 was recognized in respect of property and equipment within Kyrgyzstan, refer to Note 6 for further details.
6    INTANGIBLE ASSETS
There were no material changes to intangible assets during the nine and three-month periods ended September 30.
The ex-Warid license renewal was due in May 2019. Pursuant to directions from the Islamabad High Court, the Pakistan Telecommunication Authority (“PTA”) issued a license renewal decision on July 22, 2019 requiring payment of US$40 per MHz for 900 MHz spectrum and US$30 per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately US$450 (excluding applicable taxes of approximately 13%). On August 17, 2019, Jazz appealed the PTA’s order to the Islamabad High Court and is now awaiting a date to be scheduled for the hearing. On August 23, 2019, the Islamabad High Court suspended the PTA’s order pending the outcome of the appeal and subject to Jazz making payment in the form of security (under protest) pending resolution of the appeal as per the options given in the PTA’s order. In September 2019, Jazz deposited 50% of the disputed license renewal fee (approximately US$225) in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit. The deposit is recorded within non-current financial assets in the statement of financial position.
GOODWILL
The movement in goodwill for the Group, per cash generating unit (“CGU”), consisted of the following for the nine-month period ended September 30, 2019:

CGU	September 30, 2019	Impairment	Currency translation	December 31, 2018
Russia	2,176	—	158	2,018
Algeria	1,152	—	(24)	1,176
Pakistan	331	—	(40)	371
Kazakhstan	152	—	(1)	153
Kyrgyzstan	—	(54)	—	54
Uzbekistan	39	—	(5)	44
Total	3,850	(54)	88	3,816
Impairment
Goodwill is tested for impairment annually (at October 1) or when circumstances indicate the carrying value may be impaired. The Company’s impairment test for goodwill is primarily based on fair value less cost of disposal calculations that use a discounted cash flow model. The Company considers the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each cash-generating unit ("CGU") when reviewing for indicators of impairment in interim periods.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	12

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

During the third quarter of 2019, due to operational underperformance of its operations in Kyrgyzstan, the Company has revised its previous estimates and assumptions regarding the future cash flows of the CGUs. As a result, the Company recorded an impairment of US$90 against the carrying values of Kyrgyzstan CGU during the three-month period ended September 30, 2019. The impairment loss for Kyrgyzstan was allocated first to the existing carrying value of goodwill (US$54) and then subsequently to property and equipment (US$33) and intangible assets (US$3), based on relative carrying values.
Key assumptions
The recoverable amounts of CGUs have been determined using fair value less costs of disposal. The recoverable amounts of CGUs have been determined based on fair value less costs of disposal calculations, using cash flow projections from business plans prepared by management.

Key assumptions	Kyrgyzstan
Discount rate	14.1%
Average annual revenue growth rate *	4.4%
Long-term growth rate	5.0%
Average operating margin *	32.1%
Average capital expenditure as a percentage of revenue *	25.5%

* During the explicit forecast period of five years
Sensitivity to changes in assumptions
The following table illustrates the CGU with limited headroom and potential impairment that would need to be recorded if certain key parameters would adversely change by one percentage point within both the explicit forecast and terminal periods. Any additional adverse changes in the key parameters by more than one percentage point would increase the amount of impairment exposure approximately proportionally.

CGU	Headroom	Discount rate	Average growth rate	Average operating margin	Average CAPEX / revenue	Terminal growth rate

Algeria	102	(45)	(80)	—	—	(5)

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	13

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	14

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

7    FINANCIAL ASSETS AND LIABILITIES

	September 30, 2019	December 31, 2018
Financial assets
Financial assets at fair value
Derivatives not designated as hedges	17	14
Derivatives designated as net investment hedges	—	45
Investments in debt instruments *	25	36
Other	2	3
	44	98

Financial assets at amortized cost
Security deposits and cash collateral	251	31
Other investments	24	17
	275	48

Total financial assets	319	146
Non-current	249	58
Current	70	88
* Investments in debt instruments relate primarily to government bonds and are measured at fair value through other comprehensive income (with recycling).

	September 30, 2019	December 31, 2018
Financial Liabilities
Financial liabilities at fair value
Derivatives not designated as hedges	63	65
Derivatives designated as net investment hedges	86	—
Contingent consideration	40	40
Other	—	2
	189	107

Financial liabilities at amortized cost
Bank loans and bonds - principal	7,548	7,298
Bank loans and bonds - accrued interest and unamortized fees	82	68
Lease liabilities	2,027	—
Put-option liability over non-controlling interest	328	306
Other financial liabilities	76	77
	10,061	7,749

Total financial liabilities	10,250	7,856
Non-current	7,361	6,567
Current	2,889	1,289

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	15

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

Significant changes in financial assets and liabilities
There were no significant changes in financial assets and liabilities in the nine-month period ended September 30, 2019, except for the scheduled repayments of debt, adoption of IFRS 16 Leases, or as described below. Furthermore, there were no changes in risks and risk management policies as disclosed in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2018.
Security deposits and cash collateral
During the third quarter of 2019, PMCL deposited approximately US$225 as collateral, which is recorded as a financial asset. See Note 6 for further details.
Banglalink Digital Communications Limited new syndicated term facility agreement
On April 25, 2019, the Company announced that its subsidiary, Banglalink Digital Communications Limited (“Banglalink”), entered into a new US$300 syndicated term facility agreement with several international banks. The facility is guaranteed by VEON Holdings B.V. for nil consideration. The facility has a tenor of 12 months with extension options for another 24 months upon agreement with the lenders, and was used to refinance the principal amount of Banglalink’s US$300 bond that matured on May 6, 2019.
VEON Holdings B.V. new term facility agreement
On June 26, 2019, VEON Holdings B.V. ("VEON Holdings") entered into a new US$600 short-term credit facility agreement with an international bank, which was utilized to settle the MTO and subsequently fully and finally repaid. As of September 30, 2019, the facility is expired.
Pakistan Mobile Communications Limited new bilateral term facility
On June 19, 2019, PMCL entered into a bilateral secured PKR 14,369 million term facility with a local bank. The facility has a tenor of 7 years and bears interest at 6-month KIBOR increased by a margin of 0.75% per annum. The security is on comparable terms to PMCL's existing debt.
Pakistan Mobile Communications Limited new syndicated term facility and Islamic facility
In June 2019, PMCL entered into a secured syndicated term facility and an Islamic financing facility for a joint amount of up to PKR 45,000 million and a period of up to 7 years. The cost of both facilities corresponds to 6-month KIBOR increased by a margin of 0.75% per annum. The security is on comparable terms to PMCL's existing debt.
Fair values
The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above, with the exception of:

•	'Bank loans and bonds, including interest accrued', for which fair value is equal to US$7,942 at September 30, 2019 (December 31, 2018: US$7,430); and

•	'Lease liabilities', for which fair value has not been determined.
Fair values were estimated based on quoted market prices (for bonds), derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile.
As of September 30, 2019 and December 31, 2018, the Group recognized financial instruments at fair value in the statement of financial position, all of which were measured based on Level 2 inputs, except for Contingent consideration, for which fair value is classified as Level 3. Observable inputs (Level 2) used in valuation techniques include inter-bank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads. During the nine-month period ended September 30, 2019, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	16

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

A reconciliation of movements relating to Contingent consideration is shown below:

Level 3 fair value movements	Contingent consideration

As of December 31, 2018	40
Fair value changes recognized in the income statement	—
As of September 30, 2019	40
All impairment losses and changes in fair values of financial instruments are unrealized and are recorded in “Other non-operating losses” in the consolidated income statement.
8    CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following items:

	September 30, 2019	December 31, 2018
Cash at banks and on hand	859	756
Short-term deposits with original maturity of less than three months	458	1,052
Cash and cash equivalents	1,317	1,808
Less overdrafts	(119)	(17)
Cash and cash equivalents, net of overdrafts (as presented in the consolidated statement of cash flows)	1,198	1,791
As of September 30, 2019 and December 31, 2018, there were no restricted cash and cash equivalent balances. Cash balances as of September 30, 2019 include investments in money market funds of US$192 (December 31, 2018: US$349).
As of September 30, 2019, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$119 (2018: US$17). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as financial liabilities within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.
9    ISSUED CAPITAL
As of September 30, 2019, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares
L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Telenor East Holding II AS (“Telenor”)	156,703,840	8.9%
Stichting Administratiekantoor Mobile Telecommunications Investor *	145,947,562	8.3%
Free Float, including 7,603,731 shares held by a subsidiary of the Company	613,454,732	34.9%
Total outstanding common shares	1,756,731,135	100.0%
* LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts. According to the conditions of administration entered into between Stichting and LetterOne, Stichting has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	17

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

10    DIVIDENDS PAID AND PROPOSED
On March 20, 2019, the Company paid a final dividend of US 17 cents per share, bringing total 2018 dividends to US 29 cents per share. On August 22, 2019, the Company paid an interim gross dividend of US 13 cents per share for 2019.
The Company makes appropriate tax withholdings of up to 15% when dividends are paid to the Company’s share depositary, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, dividends are paid in euro.

11    RELATED PARTIES
For the nine and three-month periods ended September 30, there were no material transactions and there were no material balances recognized with related parties as of this date.
COMPENSATION OF KEY MANAGEMENT PERSONNEL
The carrying value of obligations under the Value-growth cash based long-term incentive plan (the “LTI Plan”) as of September 30, 2019 and December 31, 2018, respectively, was equal to US$27 and US$35. Included within ‘Selling, general and administrative expenses’ for the nine and three-month periods ended September 30, 2019, respectively, is a gain of US$7 (2018: gain of US$24) and a gain of US$2 (2018: US$18 expense) relating to share-based payment expense under the LTI Plan.
12    RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
Other than disclosed elsewhere in these interim condensed consolidated financial statements, there were no material risks, commitments, contingencies and uncertainties that occurred during the nine-month period ended September 30, 2019, and there were no material changes during the same period to the risks, commitments, contingencies and uncertainties as disclosed in the Note 8 and Note 9 in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2018.
As a result of the adoption of IFRS 16 all lease commitments were included into lease liabilities recognized in the interim condensed consolidated statement of financial position as of January 1, 2019. For reconciliation of the Company’s operating lease commitments as of December 31, 2018, to the lease liabilities recognized on January 1, 2019 please refer to Note 14.
13    EVENTS AFTER THE REPORTING PERIOD
Deferred Prosecution Agreement expired
On October 31, 2019, the Deferred Prosecution Agreement (“DPA”) that VEON entered into with the US Department of Justice on February 18, 2016 expired. This marks the conclusion of the compliance monitorship required by the DPA and VEON’s settlement with the US Securities and Exchange Commission.
Issuance of new notes
On October 9, 2019, VEON Holdings issued US$700 4.00% senior unsecured notes due 2025 (the "Notes"). The net proceeds of the Notes have been used primarily to refinance drawings on the revolving credit facility used to fund the MTO for GTH, and for general corporate purposes.
14    BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
BASIS OF PREPARATION

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	18

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

The interim condensed consolidated financial statements for the nine and three-month periods ended September 30, 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2018.
The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2018.
A number of new and amended standards became effective as of January 1, 2019, the impact of which is described below. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.
IFRIC 23 ‘Uncertainty over income tax treatments’
The interpretation clarifies the application of recognition and measurement requirements in IAS 12 ‘Income Taxes’ when there is uncertainty over income tax treatments. The Group has assessed the impact of IFRIC 23, which was not material to the financial statements of the Group upon adoption in 2019.
IFRS 16 ‘Leases’
IFRS 16 replaced IAS 17 Leases, the former lease accounting standard and became effective on January 1, 2019. Under the new lease standard, assets leased by the Company are being recognized on the statement of financial position of the Company with a corresponding liability.
In 2018, the Group has performed a detailed impact assessment of IFRS 16 and the impact on its adoption was as follows:

	December 31, 2018	Impact of IFRS 16	January 1, 2019
Assets
Non-current assets
Property and equipment
Property and equipment	4,932	(71)	4,861
Right-of-use assets	—	2,023	2,023
Intangible assets	1,854	(15)	1,839
Goodwill	3,816	—	3,816
Deferred tax assets	197	—	197
Other financial assets	193	(1)	192
Total non-current assets	10,992	1,936	12,928

Current assets

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	19

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

Trade and other receivables	577	—	577
Other current assets	2,516	(61)	2,455
Total current assets	3,093	(61)	3,032

Assets classified as held for sale	17	4	21

Total assets	14,102	1,879	15,981

Equity
Equity attributable to equity owners of the parent	3,670	(3)	3,667
Non-controlling interests	(891)	(1)	(892)
Total equity	2,779	(4)	2,775

Non-current liabilities
Financial liabilities	6,567	(45)	6,522
Provisions	110	—	110
Lease liabilities	—	1,638	1,638
Deferred tax liabilities	180	—	180
Other liabilities	53	(9)	44
Total non-current liabilities	6,910	1,584	8,494

Current liabilities
Trade and other payables	1,432	(54)	1,378
Other financial liabilities	1,289	(6)	1,283
Lease liabilities	—	361	361
Provisions	398	(3)	395
Other liabilities	1,290	(3)	1,287
	4,409	295	4,704

Liabilities associated with assets held for sale	4	4	8

Total equity and liabilities	14,102	1,879	15,981
The Company, as a lessee, recognizes a right-of-use asset and a lease liability on the lease commencement date.
Upon initial recognition, the right-of-use asset is measured as the amount equal to the initially measured lease liability adjusted for lease prepayments, initial direct cost, lease incentives and the discounted estimated asset retirement obligation. Subsequently, the right-of-use asset is measured at cost net of any accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the shorter estimated useful lives of the right-of-use assets or the lease term.
The lease liability was measured upon initial recognition at the present value of the future lease and related fixed services payments over the lease term, discounted with the country specific incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Subsequently lease liabilities are measured at amortized cost using the effective interest rate method.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	20

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

Right-of-use assets and lease liabilities will be remeasured subsequently if one of the following events occurs:

•	Change in lease price due to indexation or rate which has become effective in reporting period

•	Modifications to the lease contract

•	Reassessment of the lease term
Leases of non-core assets and not related to the main operating activities of the Group, which are short-term in nature (less than 12 months including extension options) and leases of low-value items are expensed in the income statement as incurred.
Transition
The Company adopted IFRS 16 on the date the standard became effective, January 1, 2019. The Group adopted the standard using the modified retrospective approach. This means that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2019 and that comparatives were not restated.
The Group used the following practical expedients when adopting IFRS 16 on its effective date:

•
IFRS 16 applied only to contracts that were previously assessed as leases in accordance with the previous IFRS standards (IAS 17 Leases and IFRIC 4 Determining whether and Arrangement contains a Lease);

•	a single discount rate applied to a portfolio of leases with reasonably similar characteristics as permitted by IFRS 16;

•	initial direct cost was excluded from the measurement of the right-of-use asset as at January 1, 2019;

•	the Group’s onerous contract provision process used as the impairment assessment of right-of-use assets upon transition.
The weighted-average incremental rate applied to lease liabilities recognized on January 1, 2019 was 9.62%.
Carrying values of property and equipment and financial liabilities related to finance leases as of December 31, 2018 were reclassified to right-of-use assets and lease liabilities, respectively on January 1, 2019. These carrying values related to finance leases were not remeasured at the transition date.
Significant judgments upon adoption IFRS 16
IFRS 16 requires the Company to assess the lease term as the non-cancelable lease term in line with the lease contract together with the period for which the Company has extension options which the Company is reasonably certain to exercise and the periods for which the Company has termination options for which the Company is not reasonably certain to exercise those termination options.
A significant portion of the lease contracts included within Company’s lease portfolio includes lease contracts which are extendable through mutual agreement between VEON and the lessor or lease contracts which are cancelable by the Company on immediately or on short notice. In assessing the lease term for the adoption of IFRS 16, the Company concluded that these cancelable future lease periods should be included within the lease term, which represents an increase to the future lease payments used in determining the lease liability upon initial recognition. The reasonably certain period used to determine the lease term is based on facts and circumstances related to the underlying leased asset and lease contracts.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	21

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

The following table reconciles the Company’s operating lease commitments as of December 31, 2018, to the lease liabilities recognized upon initial application of IFRS 16 on January 1, 2019.

US$

Operating lease commitments as of December 31, 2018	632
Increase in lease commitments of cancelable leases included in reasonably certain lease term	1,846
Use of IFRS 16 practical expedients (old lease accounting continues for exceptions)	(4)
Leases commencing subsequent to transition date committed to as of December 31, 2018	(47)
Accruals included in the lease liability calculation	59
Other	22
Total undiscounted lease payments which are reasonably certain	2,508

Discounting effect using incremental borrowing rate	(559)
IAS 17 finance lease liabilities recognized on balance sheet as of December 31, 2018 (discounted)	54

IFRS 16 Lease liability recognized on balance sheet as of January 1, 2019	2,003

IFRS 16 lease liability presented as:
Non-current	1,638
Current	361
Liabilities associated with assets held for sale	4
2,003

Amsterdam, November 4, 2019
VEON Ltd.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2019	22